Exhibit 99.1

N E W S    R E L E A S E

Siyata Mobile Announces $400,000 in New Orders

Increases Market Penetration in Healthcare, Education and Construction Verticals

VANCOUVER, BC / ACCESSWIRE / June 5, 2023 / Siyata Mobile Inc. (Nasdaq:SYTA)(Nasdaq:SYTAW)(“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announced that it has received new orders for its SD7 Handsets and VK7 Vehicle Kits totaling more than $400,000 in aggregate.

The orders are expected to be delivered in the second quarter.

Marc Seelenfreund, Founder and CEO of Siyata, stated, “These orders are further increasing our sales in the second quarter of 2023 and set the stage for sequential quarterly revenue growth for this quarter. They are another proof point of accelerating sales momentum with our Push-to-Talk (“PTT”) enabled cellular solutions, and they demonstrate further market penetration in the healthcare, education, and construction verticals. Demand for our solutions goes beyond our more traditional vertical of first responders. With these orders, our SD7 Handsets and VK7 Vehicle Kits will be deployed to support a western U.S. healthcare facility, in schools and in school buses from multiple school districts, and in construction companies for job-site communications. Increasingly, government and commercial organizations are replacing land mobile radio (“LMR”) devices with PTT enabled cellular solutions, and we are positioning Siyata to be the PTT device provider of choice.”

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices, cellular booster systems, and video monitoring solutions. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

For its video monitoring system, Siyata integrates software that we license with off-the-shelf hardware providing our customers with an integrated advanced camera system for management and visual monitoring of their fleet vehicles.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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